UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number of issuing entity: 333-132320-07

Honda Auto Receivables 2007-3 Owner Trust

(Exact name of issuing entity as specified in its charter)

Commission file number of seller: 333-132320

American Honda Receivables Corp.

(Exact name of depositor as specified in its charter)

American Honda Finance Corporation

(Exact name of sponsor as specified in its charter)

American Honda Receivable Corp.

20800 Madrona Avenue

Torrance, CA 90503

(310) 972-2511

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Honda Auto Receivables 2007-3 Owner Trust

5.56483% Asset Backed Notes, Class A-1

5.29% Asset Backed Notes, Class A-2

One-Month LIBOR + 0.18% Asset Backed Notes, Class A-3

One-Month LIBOR + 0.25% Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g - 4(a)(1)(i)	☐	Rule 12h - 3(b)(1)(i)	☐
Rule 12g - 4(a)(1)(ii)	☐	Rule 12h - 3(b)(1)(ii)	☐
Rule 12g - 4(a)(2)(i)	☐	Rule 12h - 3(b)(2)(i)	☐
Rule 12g - 4(a)(2)(ii)	☐	Rule 12h - 3(b)(2)(ii)	☐
		Rule 15d - 6	☒

Approximate number of holders of record as of the certification or notice date:

5.56483% Asset Backed Notes, Class A-1	13
5.29% Asset Backed Notes, Class A-2	6
One-Month LIBOR + 0.18% Asset Backed Notes, Class A-3	7
One-Month LIBOR + 0.25% Asset Backed Notes, Class A-4	5

Pursuant to the requirements of the Securities Exchange Act of 1934, Honda Auto Receivables 2007-3 Owner Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HONDA AUTO RECEIVABLES 2007-3 OWNER TRUST
	By:	American Honda Finance Corporation, As Servicer
Date: April 28, 2008		By:	/s/ Paul Honda
Mr. Paul C. Honda
Assistant Vice President,
Assistant Secretary and Compliance Officer